Form ATS-N
Liquidnet Negotiation ATS

ATS-N Part3 ITM

The response below is part of the response to Item 11.c. of Part III. The response below is included as part of this attachment as a result of character limits for the Form ATS-N.

A traders tolerance on an indication equals the lowest of the following three quantities:

* *Working quantity tolerance.* The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* *ADV tolerance percentage.* The ADV of the stock multiplied by the traders ADV tolerance percentage.
* *Default maximum tolerance.* The default maximum tolerance for US equities, which is 35,000 shares.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase or decrease the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage

* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the system will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the system will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

Examples of how tolerance works

The following scenarios illustrate how the rules above apply for an indication.

Scenario 1

* Member A has set a working quantity percentage of 10% and an ADV percentage of 10%.
* Trader A works for Member A and does not override the percentages set by his firm.
* Trader A has an indication for 800,000 shares in a US equity.
* The ADV in the stock is 700,000 shares.
* Member A has instructed Liquidnet not to apply a maximum tolerance for US equities.
* Result: Trader A will only be matched with a contra if the contra has a working quantity of 70,000 shares:
** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares
** ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares
** Lesser of working quantity tolerance (80,000 shares) and ADV tolerance (70,000 shares) = 70,000 shares.

Scenario 2

* Same as Scenario 1, except that Member A applies the default maximum tolerance for US equities, which is 35,000 shares.
* Result: Trader A will only be matched with a contra if the contra has a working quantity of 35,000 shares:
** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares
** ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares
** Maximum tolerance of 35,000 shares
** Least of working quantity tolerance (80,000 shares), ADV tolerance (70,000 shares) and maximum tolerance (35,000 shares) = 35,000 shares.

Scenario 3

* Same as Scenario 1, except that Trader A has disabled ADV tolerance through Liquidnet 5.

* Result: Trader A will only be matched with a contra if the contra has a working quantity of 80,000 shares:
** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares
** ADV tolerance - not applicable
** Maximum tolerance - not applicable.

Scenario 4

* Same as Scenario 2, except that Trader A uses the desktop application to decrease his or her share tolerance from 35,000 to 30,000 shares.
* Result: Trader A will only be matched with a contra if the contra has a working quantity of 30,000 shares. Trader As change overrides the other tolerance parameters.

Scenario 5

* Same as Scenario 2, except that Trader A uses the desktop application to increase his or her share tolerance from 35,000 to 200,000 shares.
* Result: The system will only allow Trader A to increase his or her tolerance to 175,000 shares.
** Working quantity (800,000 shares) x maximum working quantity percentage (25%) = 200,000 shares
** ADV tolerance (700,000 shares) x maximum ADV tolerance percentage (25%) = 175,000 shares
** Maximum tolerance - overridden.
** Lesser of working quantity tolerance (200,000 shares) and ADV tolerance (175,000 shares) = 175,000 shares.

Minimum match quantity requirement

In all cases, a match only occurs if each side meets the minimum negotiated execution quantity, as set forth above. The minimum negotiated execution quantity and the minimum match quantity are equal.

Adjusting tolerance during a match

A trader can decrease, but cannot increase, his or her tolerance during a match.

Tolerance after an initial trade is executed

After an initial trade is executed on an indication, if the trader has any residual amount left to trade on that indication, tolerance for the indication will vary depending on which of the following configurations, applicable to all contras, is implemented for the Member:

* The traders tolerance will be reset to the minimum match quantity for US equities, as set forth above
* The traders original tolerance settings will continue to apply.

A Member can change this configuration at any time upon notice to Liquidnet.

Matching on placed orders

Member firms that meet certain criteria may be configured to match with other LNI contras based on a quantity that includes shares already placed at other trading venues. LNI monitors Members with this configuration for usage in alignment with Member community protocols.

A Member with this configuration must manually update its OMS to free up shares placed at the other trading venues before submitting or accepting a bid or offer in a Liquidnet negotiation or creating a Member order.

Members that are configured to match on placed orders can set filters so they do not match when they have executed a specified percentage of the parent OMS order away from Liquidnet that day and the remaining quantity on the order is below a specified percentage of the 30-day historical ADV for the stock.